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First Penn-Pacific Life Insurance Company
10 North Martingale Road
Schaumburg, IL 60173

April 23, 2002

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re:   The Lincoln National Life Insurance Company
      Lincoln Life Flexible Premium Variable Life Account M (the "Account") Post Effective Amendment No. 1
      File No. 811-08557; 333-63940

Commissioners:

This opinion is furnished in connection with the filing by The Lincoln National Life Insurance Company ("Lincoln"), on behalf of Lincoln Life Flexible Premium Variable Life Separate Account M (the "Separate Account"), for Post-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-6 (File No. 333-63940) with respect to Lincoln's Flexible Premium Variable Universal Life Insurance Contracts (the "Contracts"). The "street name" for these Contracts is "LMG-VUL." Premiums received under the Contracts will be allocated to the Separate Account [unless designated to the Fixed Account]. The prospectus in the Amendment to the Registration Statement describes these Contracts. I am familiar with the Contract provisions and with the Amendment.

It is my opinion that the hypothetical illustrations of death benefits, account values, and surrender values included in the Amendment, based on the stipulated rates of investment return and other assumptions stated in the hypothetical illustrations, are consistent with the provisions of the Contracts.

The illustrations in the prospectus are all based on rates for non-tobacco usage. The non-tobacco rate classes generally have lower cost of insurance rates and more favorable rate structure than the other rate classes. The female rate classes generally have lower cost of insurance rates than the male rate classes.

As shown in the illustrations, the rate structure of the Contracts has not been designed so as to make the relative relationship between premiums and benefits appear more favorable to a prospective purchaser of a Contract who is age 65 when compared to prospective purchasers of different ages and/or underwriting classes. The current and guaranteed cost of insurance rates used in the illustrations have not been designed so as to make the relationship between current and guaranteed rates more favorable for the ages and sexes illustrated than for prospective purchasers of different ages.

I am consulting actuary for Lincoln on this project and I hereby consent to the use of this opinion as an Exhibit to Post-Effective Amendment No. 1 to the Registration Statement.

Sincerely yours,

/s/ Douglas R. Burkle

Douglas R. Burkle, ASA, MAAA